Exhibit 99.2

Platinum Analytics Cayman Limited Announces Closing of Its Initial Public Offering and Full Exercise of Over Allotment

Singapore, September 22, 2025 — Platinum Analytics Cayman Limited (the “Company” or “PLTS”), a software developer specializing in the provision of FX trading software development solutions, data analytics solutions and technology development solutions to financial institutions with a strategic focus on serving Asia and other emergent markets, today announced the closing of its initial public offering (the “Offering”) of 2,300,000 Class A ordinary shares (the “Ordinary Shares”), which included the underwriters’ full exercise of their over-allotment option, at a public offering price of $4.00 per share for gross proceeds of $9,200,000, before deducting underwriting discounts and offering expenses. The Offering closed on September 22, 2025 and the Ordinary Shares commenced trading on the Nasdaq Capital Market on September 19, 2025, under the ticker symbol “PLTS”.

The Offering was conducted on a firm commitment basis. Kingswood Capital Partners, LLC acted as the bookrunner and representative of the underwriters for the Offering.

The Company intends to use $3.3 million, which is expected to be approximately 40% of the net proceeds from this Offering, for research and development purposes; $2.4 million, which is expected to be approximately 30% of the net proceeds, for the expansion of its marketing and sales team; and $2.4 million, which is expected to be approximately 30% of the net proceeds, for procurement of IT facilitate and financial licenses.

A registration statement on Form F-1 (File No. 333-287134) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 18, 2025. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering, when available, may be obtained from Kingswood Capital Partners, LLC at 11440 W. Bernardo Ct., Suite 300, San Diego, CA 92127, or via email lciervo@kingswoodus.com, or telephone at (561) 961-0505. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not be constituted as an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Platinum Analytics Cayman Limited

Established in 2017 in Singapore, Platinum Analytics Cayman Limited, through its wholly-owned Singapore subsidiary, Platinum Analytics Singapore Pte. Ltd., develops FX trading software, data analytics, and technology solutions for financial institutions, focusing on Asia and other emergent markets. Supported by the Monetary Authority of Singapore (MAS), it addresses rapid growth in currency trade volumes, complex cross-border transactions, and emerging market volatility.

The Company operates the Platinum ECN spot FX trading platform for institutional and enterprise clients. Its products – Platinum AI, Platinum ECN, and Platinum Smart Trade – deliver scalable, flexible, AI-driven, low-latency trading and analytics. For more information, please visit: www.platinumanalytics.net.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriters

Kingswood Capital Partners, LLC

+1 (561) 961 0505

lciervo@kingswoodus.com

Investor Relations

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)